Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Notes	2018	2017	2018	2017
		(in thousands, except per share data)
		£	£	£	£
Research and development expenses		(3,333)	(10,177)	(12,196)	(13,866)
Administrative expenses		(957)	(3,291)	(3,599)	(3,928)
Initial public offering related expenses	3	—	(728)	—	(1,794)
Net foreign exchange gains (losses)		706	(74)	1,765	(235)

Operating loss		(3,584)	(14,270)	(14,030)	(19,823)
Finance income		297	34	739	125

Loss before tax		(3,287)	(14,236)	(13,291)	(19,698)
Income tax credit	4	771	578	3,063	1,655

Loss for the period		(2,516)	(13,658)	(10,228)	(18,043)

Basic and diluted loss per share	5	(0.08)	(0.56)	(0.32)	(0.75)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
	(in thousands)
	£	£	£	£
Loss for the period	(2,516)	(13,658)	(10,228)	(18,043)
Other comprehensive expense:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2	(2)	6	(3)

Other comprehensive income (expense) for the period	2	(2)	6	(3)

Total comprehensive loss for the period	(2,514)	(13,660)	(10,222)	(18,046)

Attributable to:
Equity holders of the Company	(2,514)	(13,660)	(10,222)	(18,046)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		September 30, 2018	December 31, 2017
		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	6	2,706	1,938
Property, plant and equipment		462	358
Deferred tax asset	4	26	81

		3,194	2,377

Current assets
Prepayments, accrued income and other receivables		3,121	3,050
Current income tax receivable	4	5,438	4,225
Cash and cash equivalents	7	78,351	86,703

		86,910	93,978

Total assets		90,104	96,355

Equity and liabilities
Capital and reserves
Share capital and share premium	9	80,690	80,508
Other reserves		59,431	58,071
Accumulated deficit		(55,247)	(45,159)

Total equity attributable to equity holders of the Company		84,874	93,420

Non-current liabilities
Provisions		26	18

Current liabilities
Trade payables		2,537	1,120
Payroll taxes and social security		121	157
Accrued expenditure		2,546	1,640

		5,204	2,917

Total liabilities		5,230	2,935

Total equity and liabilities		90,104	96,355

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Nine Months Ended September 30,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at December 31, 2016	663	42,770	(339)	4,406	(3)	—	(22,256)	25,241
Loss for the period	—	—	—	—	—	—	(18,043)	(18,043)
Other comprehensive expense for the period	—	—	—	—	(3)	—	—	(3)

Total comprehensive loss for the period	—	—	—	—	(3)	—	(18,043)	(18,046)
Share-based payments	—	—	—	11,243	—	—	—	11,243
Reduction in share premium	—	(42,466)	—	—	—	42,466	—	—
Exercise of share options	1	119	—	(180)	—	—	180	120

Balance at September 30, 2017	664	423	(339)	15,469	(6)	42,466	(40,119)	18,558

Balance at December 31, 2017	1,272	79,236	(339)	15,955	(11)	42,466	(45,159)	93,420
Loss for the period	—	—	—	—	—	—	(10,228)	(10,228)
Other comprehensive income for the period	—	—	—	—	6	—	—	6

Total comprehensive loss for the period	—	—	—	—	6	—	(10,228)	(10,222)
Share-based payments	—	—	—	1,494	—	—	—	1,494
Exercise of share options	15	167	—	(140)	—	—	140	182

Balance at September 30, 2018	1,287	79,403	(339)	17,309	(5)	42,466	(55,247)	84,874

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2018	2017
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(10,228)	(18,043)
Adjustments for:
Income tax credit	(3,063)	(1,655)
Amortization and depreciation	261	121
Finance income	(739)	(125)
Share-based payments	1,494	11,243
Initial public offering (IPO) related expenses	—	1,794
Net foreign exchange (gains) losses	(1,808)	190

	(14,083)	(6,475)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(2)	(134)
Increase in trade payables	1,416	301
Increase in payroll taxes, social security and accrued expenditure	878	539

Movements in working capital	2,292	706

Cash used in operations	(11,791)	(5,769)

Net income tax credit received	1,905	242

Net cash used in operating activities	(9,886)	(5,527)

Cash flows from investing activities
Interest received	694	140
Payments for property, plant and equipment	(205)	(369)
Payments for intangible assets	(928)	(559)

Net cash used in investing activities	(439)	(788)

Cash flows from financing activities
IPO related expenses included in statement of operations	—	(1,104)
Proceeds from issue of share capital – exercise of share options	182	120

Net cash from (used in) financing activities	182	(984)

Net decrease in cash and cash equivalents	(10,143)	(7,299)
Cash and cash equivalents at beginning of period	86,703	19,990

Foreign currency translation differences	1,791	(9)

Cash and cash equivalents at end of period	78,351	12,682

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat cancer. We are harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

On August 29, 2017 the Company re-registered as a public limited company and changed its name from NuCana BioMed Limited to NuCana plc.

The Company has had American Depositary Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and completed its initial public offering on Nasdaq on October 2, 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom.

The Company has two wholly owned subsidiaries, NuCana, Inc. and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The comparative figures for the year ended December 31, 2017 are not the Group’s statutory accounts for that financial year within the meaning of section 434 of the Companies Act 2006. Those accounts have been reported on by the Company’s auditor and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three and nine months ended September 30, 2018 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2017. No new standards, amendments or interpretations have had an impact on the financial statements for the nine months ended September 30, 2018.

The financial statements comprise the financial statements of the Company and its subsidiaries at September 30, 2018. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2017.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Board of Directors, having reviewed the operating budgets and development plans, considers that the Company has adequate resources to continue in operation for the foreseeable future. The Board of Directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £78.4 million at September 30, 2018, will be sufficient to fund its current operating plan for at least the next 12 months. As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most significant effect on the amounts included within these financial statements, were the same as those that applied to the annual financial statements for the year ended December 31, 2017.

3. IPO related expenses

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
	(in thousands)		(in thousands)
	£	£	£	£

IPO related expenses	—	728	—	1,794

IPO related expenses primarily relate to legal, accounting and other advisors’ fees in relation to the Company’s initial public offering on Nasdaq which completed on October 2, 2017.

4. Income tax

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
	(in thousands)		(in thousands)
	£	£	£	£
Current tax	778	532	3,119	1,609
Deferred tax	(7)	46	(56)	46

Income tax credit	771	578	3,063	1,655

The income tax credit recognized primarily represents the U.K. research and development tax credit. In the U.K. the Company is able to surrender some of its losses for a cash rebate of up to 33.35% of expenditure related to eligible research and development projects.

	September 30, 2018	December 31, 2017
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	5,421	4,207
U.S. tax	17	18

	5,438	4,225

Deferred tax asset
U.S. deferred tax asset	26	81

5. Basic and diluted loss per share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
	(in thousands, except per share data)
	£	£	£	£
Loss for the period	(2,516)	(13,658)	(10,228)	(18,043)

Basic and diluted weighted average number of shares	32,056	24,199	31,894	24,189

	£	£	£	£
Basic and diluted loss per share	(0.08)	(0.56)	(0.32)	(0.75)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.

The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

6. Intangible assets

Intangible assets comprise patents with a carrying value of £2.6 million as of September 30, 2018 (as of December 31, 2017: £1.8 million) and computer software with a carrying value of £0.1 million as of September 30, 2018 (as of December 31, 2017: £0.1 million).

During the nine months ended September 30, 2018, the Company acquired intangible assets with a cost of £0.9 million in relation to patents (nine months ended September 30, 2017: £0.5 million in relation to patents and £0.1 million in relation to computer software).

There were no disposals of intangible assets in the nine months ended September 30, 2018 (nine months ended September 30, 2017: £nil).

7. Cash and cash equivalents

	September 30, 2018	December 31, 2017
	(in thousands)
	£	£
Cash and cash equivalents	78,351	86,703

Cash and cash equivalents comprise cash at bank with maturities of three months or less and earn interest at fixed or variable rates based on the terms agreed for each account.

8. Share-based payments

The Company has three share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity.

During the nine months ended September 30, 2018, 253,500 share options were granted under the U.K. share-based payment plans as detailed in the table below. Options granted under these plans will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted under these plans will vest equally over a period of four years, with the exception of options granted to a consultant, which vested immediately.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan. As NuCana plc completed its initial public offering on October 2, 2017, it is not possible to derive historical volatility from the Company’s own share price. The underlying expected volatility was therefore determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of comparable companies to NuCana plc.

The following weighted average principal assumptions were used in calculating the fair values of options granted:

	Options granted on
	Apr 11, 2018	Apr 11, 2018	May 8, 2018	August 14, 2018
Vesting dates	Apr 11, 2019	Apr 11, 2018	May 8, 2019	August 14, 2019
	Apr 11, 2020		May 8, 2020	August 14, 2020
	Apr 11, 2021		May 8, 2021	August 14, 2021
	Apr 11, 2022		May 8, 2022	August 14, 2022
Volatility	64.48%	60.06%	65.80%	68.14%
Dividend yield	0%	0%	0%	0%
Risk-free investment rate	1.04%	0.83%	1.02%	0.93%
Fair value of option at grant date	£8.97	£17.35	£8.63	£9.65
Fair value of share at grant date	£17.51	£17.51	£16.57	£18.05
Exercise price at date of grant	£17.51	£0.16	£16.57	£18.05
Lapse date	Apr 11, 2028	Apr 11, 2028	May 8, 2028	August 14, 2028
Expected option life (years)	4.50	2.00	4.50	4.50
Number of options granted	71,500	7,500	62,000	112,500

For the nine months ended September 30, 2018, the Company has recognized £1.5 million of share-based payment expense in the statement of operations (nine months ended September 30, 2017: £11.2 million). For the three months ended September 30, 2018, the Company has recognized £0.5 million of share-based payment expense in the statement of operations (three months ended September 30, 2017: £10.7 million).

9. Share capital and share premium

	September 30, 2018	December 31, 2017
	(in thousands)
	£	£
Share capital	1,287	1,272
Share premium	79,403	79,236

	80,690	80,508

	September 30, 2018	December 31, 2017
	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	32,185	31,811

	Number of shares	Share capital	Share premium
	(in thousands)
Fully paid shares:		£	£
Balance at December 31, 2017	31,811	1,272	79,236
Issue of shares on exercise of options	374	15	167

Balance at September 30, 2018	32,185	1,287	79,403

10. Contingent liabilities

Under the U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%). Based on the closing share price of ADSs on the Nasdaq Global Select Market on September 28, 2018, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £5.4 million (December 31, 2017: £2.1 million).